Building Materials Corporation of America
                                 1361 Alps Road
                                 Wayne, NJ 07470
                                 (973) 628-3000

                                December 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

                  Building Materials Corporation of America (the "Company") is seeking to register $200,000,000 in aggregate principal amount of its 7.75% Senior Notes due 2014 (the "Registered Notes") under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on October 7, 2004 (the "Registration Statement"), in reliance upon the position of the staff of the Commission (the "Staff") enunciated in EXXON CAPITAL HOLDINGS CORPORATION (avail. May 13, 1988) and MORGAN STANLEY & CO. INCORPORATED (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the "Exchange Offer") in exchange for the Company's 7.75% Senior Notes due 2014 (the "Old Notes"). The Old Notes were issued by the Company on July 21, 2004 and sold through Citigroup Global Markets, Deutsche Bank Securities, and J.P. Morgan Securities to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

                  In accordance with the Staff's position enunciated in MORGAN STANLEY & CO. INCORPORATED, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Old Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff's position enunciated in EXXON CAPITAL HOLDINGS CORPORATION, MORGAN STANLEY & CO. INCORPORATED or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

                  Additionally, in accordance with the Staff's position enunciated in SHEARMAN & STERLING (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

         If the exchange offeree is a broker-dealer that will receive Registered Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

                  The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                    Very truly yours,

                                    BUILDING MATERIALS
                                    CORPORATION OF AMERICA


                                    By:    /S/ JOHN F. REBELE
                                        ----------------------------------------
                                    Name: John F. Rebele

                                   Title: Senior Vice President and
                                          Chief Financial Officer






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